Exhibit 1
PRESS-RELEASE

Moscow, April 02, 2003: Rostelecom today announced its 2002 full year results in accordance with Russian Accounting Standards (RAS).

* As per preliminary data, in 2002 Rostelecom's domestic long-distance traffic
  (DLD) grew by 15.5%, international outgoing traffic (ILD) - by 14.1%, international incoming traffic - by 12%;
* Revenue, including effects of the new method of accounting for operations with international operators, increased by 32.1% to RUR 25,408.8 mn;
* Without the effects of the new accounting method, revenue amounted to RUR 20,542.1 mn, or 6.8% higher than in fiscal year 2001;
* Operating profit grew by 37.6 % year-on-year to RUR 7,720.1 mn;
* Net profit totaled RUR 3,095.4 mn, 38.6% higher than in 2001.

Domestic long-distance (DLD) traffic (as per preliminary data) increased by 15.5% year-on-year to 7,136 million minutes. 2002 DLD revenue growth was 25.9% in ruble terms to RUR 8,774.7 mn compared to 2001.

Outgoing international (ILD) traffic (as per preliminary data) increased by 14.1% to 1,234.6 million minutes. Rostelecom's ILD revenue from Russian clients and operators decreased by 4.3% to RUR 7,972.9 mn compared to 2001.

In 2002 incoming international traffic (as per preliminary data) totaled 973.3 million minutes, growing 12% from 2001 figures. Revenue from international operators (from voice traffic termination) amounted to RUR 4,061.2 mn.

As we have stated earlier, in 2002 the Company introduced a new method of accounting for operations with international operators in its RAS financial statements: whereas in previous reporting periods the Company reported net revenues from international operators in its RAS financial statements, i.e. revenues after deduction of payments to international operators for the outgoing international traffic, in 2002 full-year RAS financials Rostelecom reports the total amounts of both revenues from and payments to international operators.

Total revenue for 2002 was RUR 25,408.8 mn, growing by 32.1% compared to 2001. Excluding effects of the new method of accounting for operations with international operators, revenue totaled RUR 20,542.1 mn - 6.8% higher than in 2001.

2002 operating costs increased by 29.9%, including effects of the new method of accounting for operations with international operators, amounting to RUR 17,688.6 mn. Net of the above-mentioned effects, operating costs totaled RUR 12,761.3 mn - 6.3% lower than in 2001.

Depreciation was down by 24.2% to RUR 4,663.2 mn as Rostelecom stopped applying the accelerated depreciation rate (2) and a number of leased assets fully depreciated. EBITDA increased by 5.3% to RUR 12,383.3 mn.

Growth in the operating profit was 37.6% year-on-year with operating profit reaching RUR 7,720.1 mn. Net of the effects of the new method of accounting for operations with international operators operating profit amounted to RUR 7,780.8 mn, increasing by 38.6% year-on-year.

2002 results from other operating activities totaled RUR 441.1 mn, including profit from the sale of the Company's 50% stake in Sovintel in the amount of RUR 3,024.3 mn as well as bad debt expenses in the amount of RUR (1,722.1) mn.

Results from other non-sales activities amounted to RUR (2,874.9) mn, including RUR (762.4) mn of foreign exchange losses, RUR (556.5) mn of past years' losses on operations with international operators, and RUR (897.6) mn of past years' interest expenses related to construction in progress.

As a result, 2002 net profit surged by 38.6% to RUR 3,095.4 mn compared to 2,232.9 mn in 2001.



Balance Sheet, RUR '000
                                        31.12.2001   31.12.2002   Change YoY, %

ASSETS

Non-current assets, incl.               23 555 048   22 909 612      -2.7%
   Intangible assets                            23           21      -8.7%
   Fixed assets                         19 550 604   17 143 830     -12.3%
   Construction in progress              2 950 952    2 863 205      -3.0%
   Long-term financial investments       1 053 469    2 517 331     139.0%
   Other non-current assets                      0      385 225
Current assets, incl.                   13 419 184   18 039 517      34.4%
   Inventory                             1 167 248      690 868     -40.8%
   VAT on obtained property              2 337 482    1 988 908     -14.9%
   Accounts receivable, incl.            7 250 612    9 808 766      35.3%
        Accounts receivable from
        international operators                  0    3 911 015       n/a
        Bad debt provision                 233 933    1 956 012       736%
   Short-term financial investments      1 129 842    4 259 058     277.0%
   Cash and cash equivalents             1 534 000    1 291 917     -15.8%

BALANCE                                 36 974 232   40 949 129      10.8%


SHAREHOLDERS EQUITY AND LIABILITIES

Shareholders equity                     16 298 968   19 296 556      18.4%
Liabilities, incl.                      20 675 264   21 652 573       4.7%
   Long-term liabilities, incl.          9 338 977    7 291 882     -21.9%
        Loans due more than in
        12 months                        1 542 528      847 687     -45.0%
   Short-term liabilities, incl.        11 336 287   14 360 691      26.7%
        Accounts payable to
        international operators                  0    4 389 150       n/a
        Loans due less than in
        12 months                        5 319 106    3 667 780     -31.0%

BALANCE                                 36 974 232   40 949 129      10.8%




Profit and Loss Statement, RUR '000

                                                   12 months ended
                                        31.12.2001   31.12.2002   Change YoY, %

Revenue                                 19 229 816   25 408 768       32.1%
   Revenue excluding effects of the
   new method of accounting for
   operations with international
   operators                            19 229 816   20 542 114        6.8%
Operating expenses                     -13 617 637  -17 688 639       29.9%
   Operating expenses excluding
   effects of the new method of
   accounting for operations with
   international operators             -13 617 637  -12 761 316       -6.3%
   Depreciation                          6 151 473    4 663 209      -24.2%

EBITDA                                  11 763 652   12 383 338        5.3%
Operating profit                         5 612 179    7 720 129       37.6%
   Results from other operating
   activities                           -1 337 016      441 140        n/a
        Profit from the sale of
        Sovintel                                 0    3 024 270        n/a
        Bad debt expense                  -233 933   -1 722 079      636.1%
   Results from other non-sales
   activities                             -169 540   -2 874 924     1595.7%
        FX gains/losses                    338 843     -762 379        n/a
        Past years' losses from
        operations with international
        operators                                0     -556 495        n/a
        Past year's interest expenses
        related to the construction in
        progress                                 0     -828 606        n/a
Profit before tax                        4 105 623    5 286 345       28.8%
   Profit tax                           -1 871 390   -2 186 701       16.8%
   Extraordinary items                      -1 340       -4 228      215.5%
Net profit                               2 232 893    3 095 416       38.6%




Key Ratios
                                                  12 months ended

                                        31.12.2001      31.12.2002

Operating margin, %                         29.18%        30.38%

EBITDA margin, %                            61.17%        48.74%*

Net margin, %                               11.61%        12.18%

                                        31.12.2001      31.12.2002

Current liquidity ratio                      1.23          1.29

Financial independence ratio                 0.44          0.47

* EBITDA margin decline is explained by the growth in revenue resulting from the new method of accounting for operations with international telecom operators




Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.















For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru



PRESS RELEASE